FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
February 8, 2017

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems PJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press-release

MTS and MGTS preparing for 5G

February 8, 2017

Moscow, Russia — Mobile TeleSystems PJSC (“MTS”, NYSE: MBT; MOEX: MTSS), leading telecommunications provider in Russia and the CIS, and MGTS (MOEX: MGTS), one of the largest operators of local wire communications in Europe, today presented new strategy of technological development for 2017-2020 in the Moscow region.

MTS and MGTS will strengthen joint cooperation in development of mobile and fixed internet access. MTS plans to increase the number of base stations connected to GPON from 25% to 40-45%. This decision will allow MTS to use the resources of mobile infrastructure on maximum as well as will improve quality and stability of customer services.

MGTS intends to launch mass adoption of XG-PON (10GPON) in its network in 2017. This will allow MGTS to become a digital platform for mobile operators at transition to 5G. First 10GPON test zones will appear in 2017-2018 at the most loaded parts of the network. The 10GPON transition is planned to be completed by 2020.

The companies will continue to cooperate in testing of 5G standard. This year MTS will conduct testing of pilot zones of the “fifth generation” standard, which will be launched during the 2018 FIFA World Cup. In April this year, MGTS will test interoperability of Nokia’s 10GPON and 5G-technologies. MTS and Nokia have already successfully tested 5G technologies during which the speed of mobile data transmission reached 4.5 Gbps, which is by times higher than the upper speed limits of existing mobile and fixed internet access standards.

“Our cooperation in the network development in the Moscow region gives us plenty of advantages in improving speed and quality of infrastructure as well as in optimizing capital expenditures the final beneficiaries of which are our customers who receive high speed internet”, noted Igor Egorov, Director of Moscow region, MTS. “In relation to 5G technology development,  MGTS’s fixed channels of 10GPON standard can become a basis for rapid construction of a new generation mobile network in the Moscow region”, added Igor Egorov.

“We are standing on the cusp of global fundamental changes. The 5G standard will give momentum to evolve robo mobiles and gadgets supporting AR and VR as well as to the whole IoT market and M2M decisions. New technologies will lead to multiple increases in traffic that will become a new challenge for telecommunications operators and will require raising network capacity manyfold. Today we are working on the decision that will provide MGTS with an opportunity to retain a position of the technological leader for decades and to lay basis for the soonest adoption of innovative services in the Moscow region”, commented Andrey Ershov, CEO, MGTS.

GPON and XG-PON technologies interoperability tests were launched on Huawei equipment in MGTS suitability testing center. The testing has positive results: both GPON and XG-PON standards coexist on the same distribution network. Maximum downstream speed achieved during testing was 8.5 Gbps.

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For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Department of Corporate Finance and Investor Relations

Mobile TeleSystems PJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

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Mobile TeleSystems PJSC (“MTS” - NYSE:MBT; MOEX:MTSS) is the leading telecommunications group in Russia and the CIS.  We provide wireless Internet access and fixed voice, broadband and pay-TV to over 100 million customers who value high quality of service at a competitive price. Our wireless and fixed-line networks deliver best-in-class speeds and coverage throughout Russia, Ukraine, Armenia, Turkmenistan and Belarus. To keep pace with evolving customer demand, we continue to grow through innovative products, investments in our market-leading retail platform, mobile payment services, e-commerce and IT solutions. For more information, please visit: www.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PJSC

By:	/s/ Andrei Dubovskov
	Name:	Andrei Dubovskov
	Title:	CEO

Date: February 8, 2017